Mail Stop 4561
								December 22, 2008

By U.S. Mail

Mr. Donald Grill
President and Chief Executive Officer
Fentura Financial, Inc.
P. O. Box 725
175 North Leroy Street
Fenton, Michigan 48430-0725

Re:	Fentura Financial, Inc.
      Preliminary Proxy filed November 10, 2008
      File No. 000-23550

Dear Mr. Grill:

	We have completed our review of your Preliminary Proxy
Statement
on Schedule 14A and have no further comments at this time.

      Sincerely,



      Michael R. Clampitt
      Attorney-Advisor